UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☑   Form C-AR/ A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Midnight Harvest LLC

Legal status of issuer

     Form
     Limited Liability Company

     Jurisdiction of Incorporation/Organization
     Michigan

     Date of organization
     March 31, 2014

Physical address of issuer
9989 Harmony Dr, Interlochen, MI 49643

Website of issuer
midnight-harvest.com

Name of co-issuer
Midnight Harvest I, a series of Wefunder SVP, LLC

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 24, 2023

Physical address of co-issuer
4104 24th St., PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
0

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$129,466.00	$131,886.00
Cash & Cash Equivalents	$127,766.00	$129,072.00
Accounts Receivable	$0.00	$15.00
Short-term Liabilities	$0.00	$811.00
Long-term Liabilities	$99,501.00	$20,500.00
Revenues/Sales	$0.00	$20,021.00
Cost of Goods Sold	$0.00	$724.00
Taxes Paid	$0.00	$0.00
Net Income	($81,045.00)	($10,280.00)

May 8, 2024

FORM C-AR/A

Midnight Harvest LLC



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR/A) is being furnished by Midnight Harvest LLC , a Michigan Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at midnight-harvest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is May 8, 2024.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

Midnight Harvest LLC (the "Company") is a Michigan Limited Liability Company, formed on March 31, 2014.

The Company is located at 9989 Harmony Dr, Interlochen, MI 49643.

The Company's website is midnight-harvest.com.

The information available on or through our website is not a part of this Form C-AR/A.

Midnight Harvest I (the "Co-Issuer") is a series of Wefunder SPV, LLC, a Delaware Limited Liability Company, formed on February 24, 2023.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C-AR/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR/A.

The Business

The Company is researching and implementing indoor mushroom growing and farming technologies, with specific focus on morels.

RISK FACTORS

Risks Related to the Company's Business and Industry

Trade Secret Risk - The Company's proprietary growing technologies and science are protected as Trade Secrets, which have been protected as follows:

-       *Friend 1.* Old business partner. We initially agreed upon a vested schedule but during that time uncontrollable issues arose and we severed the agreement. She has been privileged to trade secrets. Signed NDA in December 2018 and a second NDA in March 2022. She was initially issued 1% equity consideration for the NDA, but the Company redeemed that equity in 2023 in exchange for a cash payment and continued obligations under the NDAs

- **Friend 2.** Long- time friend and has been around the founder's work but has not been privileged to any recent work or developments. Signed NDA in December 2018 and was issued 1% equity in consideration for his continued performance under the NDA.

- **Founder's Spouse.** Has been privileged to various aspects of growing morels throughout the course of the founder's research.

- **Scientist 1.** In December 2023, he signed an NDA and was privileged to part of the trade secret in order to determine a potential for a working relationship. He was not exposed to specific techniques that are used in the growing process.

- **Secured facility**. The founder has limited the access to the growing lab/facility, to which only the founder and his spouse have access.

Farming in general is inherently risky with food-borne pathogens. Fungi require adequate cooking to eat and should lessen the risk of sicknesses occurring from improper growing or handling. The Company will require liability waivers from customers purchasing mushrooms.

Mushrooms generally have a tendency to not get along with alcohol, as mushrooms secrete toxins and alcohol is by definition a poison/toxin. The combination of mushrooms and alcohol mixed inside a person can sometimes result in sickness, which can vary in degree. To mitigate this risk, the Company plans to use warning labels and require liability waivers from customers when purchasing the Company's mushrooms.

The Company's proprietary growing mechanism is protected as a trade secret.
The practicalities of protecting trade secrets will present a challenge to expanding operations as to limit future employees, guests, and so forth from compromising the trade secret. The Company has, and will continue to take all reasonable measures to limit access to the growing lab or areas and to otherwise ensure reasonable protections to maintain the trade secret

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team (consisting of the founder) may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside of the investor.
The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company.
The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.
The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Additional issuances of securities.
Following the investors investment in the Company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the company. The investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company. The declining of an opportunity or the inability of the investor to make a follow-on investment, may result in substantial dilution of the investors interest in the company.

Issuer repurchases of securities.
The Company may have the authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the investor's investment in the company will depend in large part upon the skill and expertise of the executive management of the company. If the management of the company authorizes a sale of all or a part of the company, or a disposition of a substantial portion of the company's assets, there can be no guarantee that the value received by the investor, together will the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investors initial investment in the Company.

Transactions with related parties.
The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company is researching and implementing indoor mushroom growing and farming technologies, with specific focus on morels.

Business Plan - The Company

In 2022, the Company was producing shiitake mushrooms (indoor growth) for most of the year and selling to local retail/restaurant outlets. In the fall of 2022, the Company shut down production of shiitake to focus on researching morel growth technologies at scale. Morel is much more profitable and lucrative, but also significantly more difficult to grow indoors, particularly at commercial scale (which is the ultimate goal of the Company that will lead to profitability). In 2023, the Company did not generate any revenue because all Company resources were focused on refining morel production techniques and technologies at scale. Currently, the Company is considering restarting shiitake farming to drive revenue, while the morel farming techniques are further researched, developed, refined, and investigated.

Business Plan - The Co-Issuer

Midnight Harvest I (the "Co-Issuer") was formed in Delaware in February 24, 2023 and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act of 1940 ("IC Act") provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's SAFEs in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

● Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's securities;

● Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;

● Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;

● Will maintain the same fiscal year-end as the Company;

● Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns as a SAFE holder in the Company and the number, denomination, type and rights of its own securities outstanding;

● Will seek instructions from the holders of its units with regard to:

● If contemplated by the terms of the SAFEs , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and

● Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

● Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

● Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Company SAFEs and to the relevant intermediary; and

● Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Indoor morel mushroom research	Indoor morel mushroom research	Local retail outlets and restaurants

Our goal is to be a full-time indoor morel mushroom farm producing upwards of 1000 lbs of fresh morels per week. Branch out into other highly prized fungi like truffles and add that to the overall business model.

Once in production the Company plans to sell to local retail outlets and restaurants.

Competition

The Company's primary competitors are Mycopia and the Danish Morel Project.

Supply Chain and Customer Base

The Company's customers are local (northern Michigan) restaurants/retail outlets.

Intellectual Property

The Company is dependent on the following intellectual property: Proprietary morel growth techniques and technologies, protected as a Trade Secret (as described in more detail above in the Risk Factors section).

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 9989 Harmony Dr, Interlochen, MI 49643

The Company has the following additional addresses: None.

The Company conducts business in the State of Michigan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Hall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/Manager/Owner/Researcher, 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Red Ginger Restaurant, Bartender, 2012-2022
Midnight Harvest, President/Founder/Manager/Owner/Researcher, 2014-Present

Education

Northwestern Michigan College, Associates in Science and Arts
Michigan State University Master Gardener Program

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Hall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/Manager/Owner/Researcher, 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Red Ginger Restaurant, Bartender 2012-2022
Midnight Harvest, President/Founder/Manager/Owner/Researcher, 2014-Present

Education

Northwest Michigan College, Traverse City, MI. Associates in Science and Arts
Michigan State University Master Gardener Program

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	10,000,000
Voting Rights	Yes.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The securities into which the SAFEs convert will be subject to dilution if/when the Company issues new Common Units.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$79,001.00
Voting Rights	None
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	N/A
Other Material Terms or information.	$3.5M valuation cap / The SAFES may be redeemed for their face value("Cash Out Amount") in the event of a liquidity event or dissolution and have liquidation priority over Common Units.

The Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	5/3 Business Banking
Amount outstanding	$20,500.00
Interest rate and payment schedule	2.2% + Prime Monthly/Interest Only
Amortization schedule	None
Describe any collateral or security	Personal Guarantee

Maturity date	Revolving
Other material terms	$175 Annual Renewal Fee

Other than as described above, there are no material differences between the SAFE's issued pursuant to Regulation CF and other securities of the Company.

The total amount of outstanding debt of the company is $20,500.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Units	1	$100.00	General Operations	August 1, 2022	Section 4(a)(2)
Common Units	1	$75,000.00	General Operations	September 1, 2022	Rule 506(b)
Common Units	1	$75,000.00	General Operations	September 1, 2022	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	2	$79,001.00	Working capital, general corporate purposes, equipment, building rental, modification, WeFunder fees	February 27, 2023	Regulation CF

Ownership of the Company

A majority of the Company is owned by Matthew Hall.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Matthew Hall	88.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$75,810.00	$0.00	$0.00

Operations

To date - the Company has been financed with $25,000 in debt and $150,100 in equity, and $79,001 came from the sale of SAFEs under Regulation CF to WeFunder.

Scaling indoor morel farming continues to be a challenging process, subject to many variables, continued scientific experimentation, and testing. The Company continues to test and experiment with various methods, refining those that show the most promise on a laboratory scale and working to convert those laboratory results to a farm-size scale. In the meantime, the Company is considering restarting indoor shiitake farming to generate revenue in the short term.

The Company's business model relies on experimental science and technology. Indoor morel growing is a novel venture and has many unknowns and variable factors, including those that impact scalability, projected revenues, and the general financial sustainability outlook for the Company.

Management is currently focusing its efforts on the research process and the specific scientific methods that are needed to successfully support morel growth. These methods continue to be refined through testing and trial growth experiments, which can yield mixed results. The biggest challenge right now is transposing the science that yields results on a micro laboratory level, to larger-scale farm operation that is necessary to achieve profitability. Management is directly involved with the testing and scientific methods, and intends to continue to conduct research and experimentation to achieve a practical and scalable solution. In the interim, Management is considering dedicating a portion of company resources towards shiitake growth and farming, which is expected to generate some short-term revenue while the morel process continues in the research and experimentation phase.

Restarting shiitake production was planned as a source of revenue at the start of 2024; however, due to operational challenges and priorities, the company is limiting the scope and scale of shiitake production at this time to ensure the production is economically and scientifically viable and does not impede morel research.

Liquidity and Capital Resources

On August 1, 2022 the Company conducted an offering pursuant to Regulation D and raised $100.00.

On September 1, 2022 the Company conducted an offering pursuant to Regulation D and raised $75,000.00.

On September 1, 2022 the Company conducted an offering pursuant to Regulation D and raised $75,000.00.

On February 27, 2023 the Company conducted an offering pursuant to Regulation CF and raised $79,001.00.

The Company does not have any additional sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Description of financial condition since period end: The Company has $102,107. in cash and cash equivalents. $20,500 in Credit line debt, and $79,001 in SAFE liabilities. Total liabilities $99,501.

Cash and Cash Equivalents Change: Period End $127,766 and as of 5/8//24 $102,107.

Management is taking necessary steps to slow financial loss by reducing guaranteed payments while research and development continue, and has been pursuing licensing and/or partnering of the trade secret.

Note the reference to "February 21st, 2024" on page 3 and 13 of the GAAP report was made in error and should be "April 3rd, 2024"

Note that the reference to "Other" on page 7 of the GAAP report was made in error and should instead be a reference to "Partner equity."

GAAP Report Note 2: Revenue Recognition: The company is still in the research phase and has not begun spawn materials.

GAAP Report Note 2 Error: General and Administrative Expenses: The company has no payroll or employees.

GAAP Report Disclosure: Startup Expenses for 2022 in the amount of $14,683 were put into 2022 Retained Earnings to expense them for GAAP purposes, but capitalized for tax purposes.

GAAP Report Disclosure: Statement of Operations: Financing $5925, Wefunder organizational Fees, were expensed for GAAP purposes but capitalized for tax purposes under 'Other Assets'.

Note the change in 2023 Balance Sheet amortization increase of $263. GAAP adjusting journal entries state $1522 and Balance sheet states $1785.   Accountants added Wefunder Fee "financing" amortization of $263 post GAAP report.

Adjusting journal entries 2023 line 7 "contribution" was made in error and should be instead a reference to "partner equity".

SAFE(Simple Agreement for Future Equity) "Use of Proceeds" Disclosure: The Company intends to use the net proceeds for working capital and general corporate purposes, which includes specific listed items of equipment, building modification/rental, and Wefunder fees. Accordingly, the Company will have broad discretion in using these proceeds.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Securities

Related Person/Entity	Matthew Hall
Relationship to the Company	Founder

Total amount of money involved	$100.00
Benefits or compensation received by related person	Equity
Benefits or compensation received by Company	Cash
Description of the transaction	Priced Round

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

None.

Current Business Dealings

Related Person/Entity	Randall Waclawski and Patricia Hickman
Relationship to the Company	Investors
Total amount of money involved	$0.00
Benefits or compensation received by related person	1% per year up to 5% in total.
Benefits or compensation received by Company	
Description of the transaction	On-going contractor agreement for equity

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Matthew Hall
_____
(Signature)

Matthew Hall
_____
(Name)

Owner
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Nicholas Tommarello
_____
(Signature)

Nicholas Tommarello
_____
(Name)

CEO of Wefunder

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Hall

_____

(Signature)

Matthew Hall

_____

(Name)

Owner

_____

(Title)

5/8/24

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

MIDNIGHT HARVEST, LLC
(the "Company")
a Michigan Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Compilation Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: Midnight Harvest, LLC Management

Management is responsible for the accompanying financial statements of Midnight Harvest, LLC, which comprise the financial position as of December 31, 2023 and 2022 and the related statements of operations, changes in member's' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 21, 2024

MIDNIGHT HARVEST, LLC STATEMENT OF FINANCIAL POSITION

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	127,766	129,072
Accounts Receivable	-	15
Total Current Assets	127,766	129,087
Non-Current Assets:		
Fixed Assets - net	1,701	2,799
Other Non-current Assets	-	-
Total Non-Current Assets	1,701	2,799
TOTAL ASSETS	129,466	131,886
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	811
Other Current Liabilities	-	-
Total Current Liabilities	-	811
Non-Current Liabilities:		
Line of Credit	20,500	20,500
SAFE Liabilities	79,001	-
Other Non-current Liabilities	-	-
Total Non-Current Liabilities	99,501	20,500
TOTAL LIABILITIES	99,501	21,311
EQUITY		
Contributions	-	150,100
Partner Equity	125,026	(15,035)
Retained Earnings	(95,061)	(24,489)
TOTAL EQUITY	29,965	110,576
TOTAL LIABILITIES AND EQUITY	129,466	131,886

MIDNIGHT HARVEST, LLC STATEMENT OF OPERATIONS

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	-	20,021
Cost of Goods Sold	-	724
Gross Profit	-	19,297
Operating Expenses		
General and Administrative Expense	17,236	15,798
Advertising & Marketing Expense	-	108
Guaranteed Payment	52,500	12,000
Bad debt expense	15	-
Total Operating Expenses	**69,751**	**27,906**
Total Loss from Operations	**(69,751)**	**(8,609)**
Other Income/Expense		
Interest Expense	2,328	1,356
Financing	5,925	-
Other Income	-	(271)
Other Expense	1,943	525
Total Other Income/Expense	**10,196**	**1,610**
Earnings Before Income Taxes, Depreciation, and Amortization	**(79,947)**	**(10,219)**
Depreciation Expense	467	61
Amortization Expense	631	-
Net Income (Loss)	**(81,045)**	**(10,280)**

MIDNIGHT HARVEST, LLC STATEMENT OF CASH FLOWS

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(81,045)	(10,280)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	467	61
Amortization Expense	631	-
Accounts Receivable	15	459
Accounts Payable	(811)	(1,666)
Other Current Assets	434	(134)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	736	(1,280)
Net Cash provided by (used in) Operating Activities	(80,309)	(11,560)
INVESTING ACTIVITIES	-	-
Fixed Assets - net	-	(2,475)
Net Cash provided by (used in) Investing Activities	-	(2,475)
FINANCING ACTIVITIES		
Other Non-current Liabilities	-	-
Partner Equity		(15,035)
SAFE	79,001	-
Contributions		150,100
Net Cash provided by (used in) Financing Activities	79,001	135,065
Cash at the beginning of period	129,072	8,042
Net Cash increase (decrease) for period	(1,308)	121,031
Cash at end of period	127,766	129,072

MIDNIGHT HARVEST, LLC STATEMENT OF MEMBER EQUITY

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained earnings	Total Member's
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/22	-	-	(14,137)	(14,137)
Contribution	10,000,000	150,100	-	150,100
Other	-	(15,035)	-	(15,035)
Prior Period Adjustment	-	-	(72)	(72)
Net income (loss)	-	-	(10,280)	(10,280)
Ending balance at 12/31/22	10,000,000	135,065	(24,489)	110,576
Contribution	-	-	-	-
Distribution	-	-		-
Prior Period Adjustment		(10,039)	10,474	435
Net income (loss)	-	-	(81,045)	(81,045)
Ending balance at 12/31/23	10,000,000	125,026	(95,061)	29,965

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Midnight Harvest, LLC ("the Company") Company was formed on March 14th, 2014 as a single member LLC providing 'specialty produce' and garden fabrication. In 2018 the company focused on indoor gourmet mushroom production as its main source of revenue. In September 2022 the company raised $150,000.00 dollars from two parties at a $1,500,000.00 valuation to pivot its' operations to indoor Morel Mushroom research and production. In May of 2023 the company finalized a crowdfunding round through Wefunder raising $79,001.00 dollars at a $3,500,000.00 valuation to continue indoor Morel Mushroom research and production.

Currently the company is still in the research phase of its plan drawing no revenue. The company estimates that the runway is 1 year 8 months at the current burn rate and the company is looking to mitigate this time frame if no significant breakthrough occurs within 8 months.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized income in 2020 and 2021, losses in 2022 and 2023 and may continue to generate losses.   Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $129,072 and $127,766 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Office Equipment 1	5	1,228	(528)	-	699
Office Equipment 2	5	1,078	(1,078)		-
Website	5	1,632	(631)	-	1,001
Grand Total	**-**	**3,938**	**(2,237)**	**-**	**1,701**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Once in production - the company plans to sell fresh morel mushrooms to be sold in local markets and online. Payment of order is up front and delivery to local/surrounding markets within 15 miles of the facility would be 2-3 days. The company also provides quality spawn material for outdoor morel enthusiasts to grow their own. Primary obligation if substrate is being mailed 2-3 weeks on per order basis, and if being sold locally 'at time of transaction'

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit - Issued on April 16, 2018 in the amount of $25,000 with an interest rate of 2.2% plus Prime Interest Rate and annual fee of $175. The company currently has drawn $20,500. The line has no maturity date. Monthly and annual fee is automatically drawn from the checking account.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023, the Company entered into two SAFE agreements - March 31, 2023 with a purchase amount of $51,401 and May 09, 2023 with a purchase amount of-$27,600, both from investor Wefunder SPV, LLC. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 100% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $3,500,000. The SAFEs may be redeemed for their face value ("Cash out amount") in the event of a liquidity event or dissolution and have liquidation priority over Common Units.

NOTE 6 – EQUITY

As of 2021, the Company was a single member limited liability company with the Company's owner being the only member. In August 2022, Matthew Hall purchased 10,000,000 units for $100 and later in September 2022, the Company entered into a partnership agreement with two parties.

In connection with the partnership agreement, the Company has authorized and issued 10,000,000 Ownership Units - 5% ownership or 500,000 units for each party. All Ownership Units are identical to each other and accord the holders thereof the same obligations, rights, and privileges.

Further, in connection with the partnership agreement, each of the two partners was required to make an Initial Capital Contribution. The total Initial Capital raised from the partnership is $150,000.

To date, the units and corresponding percentage interest of ownership for each of the Members are broken down below:

Capitalization table

Member	Units	Interest
Matthew A. Hall	8,800,000	88.00%
Randall Waclawski and Patricia Hickman (jointly)	600,000	6.00%
Go Dutch LLC	500,000	5.00%
Ben Harrison	100,000	1.00%
TOTAL	10,000,000	100.00%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 21, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

Midnight Harvest LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
5/3 BUSINESS STANDARD CHECKING (1504) - 2 - 1	128,342.30
Deposited QuickBooks Payments	630.00
Total Bank Accounts	**$128,972.30**
Accounts Receivable	
Accounts Receivable (A/R)	15.00
Total Accounts Receivable	**$15.00**
Other Current Assets	
Inventory Asset	0.00
Undeposited Funds	100.00
Total Other Current Assets	**$100.00**
Total Current Assets	**$129,087.30**
Fixed Assets	
Long-term office equipment	2,305.56
Accumulated Depreciation	-1,139.00
Apps/software/web services (>$200)	1,631.99
Total Long-term office equipment	**2,798.55**
Start Up Expenses	14,683.50
Accumulated Amortization	-217.00
Total Start Up Expenses	**14,466.50**
Tools, machinery, and equipment	0.00
Total Fixed Assets	**$17,265.05**
TOTAL ASSETS	**$146,352.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
MASTERCARD ACCOUNT (0190) - 2	810.86
Total Credit Cards	**$810.86**
Other Current Liabilities	
5/3 Business Credit Line	20,500.00
Total Other Current Liabilities	**$20,500.00**
Total Current Liabilities	**$21,310.86**
Total Liabilities	**$21,310.86**

Midnight Harvest LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Opening Balance Adjustment	0.00
Partner Contributions	
Go Dutch LLC	75,000.00
Matt Hall	100.00
Randy/Patty	75,000.00
Total Partner Contributions	**150,100.00**
Partner Equity	
Partner Equity - Matt Hall	-15,035.00
Total Partner Equity	**-15,035.00**
Personal expenses	0.00
Retained Earnings	474.00
Net Income	-10,497.51
Total Equity	**$125,041.49**
TOTAL LIABILITIES AND EQUITY	**$146,352.35**

Midnight Harvest LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Income	250.00
Sales	18,600.93
Sales of Product Income	1,420.00
Services	21.00
Total Income	**$20,291.93**
Cost of Goods Sold	
Cost of Goods Sold	723.99
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$723.99**
GROSS PROFIT	**$19,567.94**
Expenses	
Advertising & Marketing	
Advertising	108.00
Total Advertising & Marketing	**108.00**
Contract labor	12,000.00
Depreciation Expense	61.00
General business expenses	548.11
Computers	1,996.92
Other expenses	419.65
Transaction/processing fees	242.76
Uniforms	110.75
Total General business expenses	**3,318.19**
Insurance	180.66
Business insurance	630.34
Total Insurance	**811.00**
Interest Paid	363.14
Business loan interest	1,355.62
Credit card interest	70.98
Other interest	250.39
Total Interest Paid	**2,040.13**
Legal & accounting services	0.00
Meals	289.76
Office expenses	29.68
Merchant account fees	6.16
Office supplies	692.78
Small tools and equipment	1,328.20
Software & apps	538.48
Total Office expenses	**2,595.30**
QuickBooks Payments Fees	0.00
Supplies	7,343.58

Midnight Harvest LLC

Profit and Loss

January - December 2022

	TOTAL
Uncategorized Expense	1.00
Total Expenses	**$28,567.96**
NET OPERATING INCOME	**$ -9,000.02**
Other Expenses	
Amortization Expense	217.00
Other Miscellaneous Expense	525.00
Reconciliation Discrepancies	0.01
Vehicle expenses	
Vehicle gas & fuel	755.48
Total Vehicle expenses	**755.48**
Total Other Expenses	**$1,497.49**
NET OTHER INCOME	**$ -1,497.49**
NET INCOME	**$ -10,497.51**

Midnight Harvest LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-10,497.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	459.00
Inventory Asset	0.00
Long-term office equipment:Accumulated Depreciation	1,139.00
Start Up Expenses:Accumulated Amortization	217.00
MASTERCARD ACCOUNT (0190) - 2	-1,665.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**149.12**
Net cash provided by operating activities	**$ -10,348.39**
INVESTING ACTIVITIES	
Long-term office equipment	-1,982.19
Long-term office equipment:Apps/software/web services (>$200)	-1,631.99
Start Up Expenses	-14,683.50
Tools, machinery, and equipment	0.00
Net cash provided by investing activities	**$ -18,297.68**
FINANCING ACTIVITIES	
Opening Balance Adjustment	0.00
Partner Contributions:Go Dutch LLC	75,000.00
Partner Contributions:Matt Hall	100.00
Partner Contributions:Randy/Patty	75,000.00
Partner Equity:Partner Equity - Matt Hall	-15,035.00
Personal expenses	420.15
Retained Earnings	14,191.48
Net cash provided by financing activities	**$149,676.63**
NET CASH INCREASE FOR PERIOD	**$121,030.56**
Cash at beginning of period	8,041.74
CASH AT END OF PERIOD	**$129,072.30**

2022 GAAP accountant adjusted journal entries

					$14,901.51	$14,901.51	
						$0.00	

Ref.		Account Name	WP. Ref.	Debit	PAJE Credit	Remarks
	1	General and Administrative Expense	NA	$1.00		To clear trivial uncategorized and unreconciled balances
	1	Uncategorized Expense	NA		$1.00	To clear trivial uncategorized and unreconciled balances
	2	Reconciliation Discrepancies	NA		$0.01	To clear trivial uncategorized and unreconciled balances
	2	General and Administrative Expense	NA	$0.01		To clear trivial uncategorized and unreconciled balances
	3	Start Up Expenses	NA		$14,683.50	To reclassify startup expenses to expense for GAAP purposes
	3	Start Up Expenses:Accumulated Amortization	NA	$217.00		To reclassify startup expenses to expense for GAAP purposes
	3	Retained Earnings	NA	$14,683.50		To reclassify startup expenses to expense for GAAP purposes
	3	Amortization Expense	NA		$217.00	To reclassify startup expenses to expense for GAAP purposes

Ref.		Account Name	WP. Ref.	Debit	PAJE Credit	Remarks
	1	General and Administrative Expense	NA	$1.00		To clear trivial uncategorized and unreconciled balances

Midnight Harvest LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
5/3 BUSINESS STANDARD CHECKING (1504) - 2 - 1	127,021.65
Deposited QuickBooks Payments	630.00
Total Bank Accounts	**$127,651.65**
Accounts Receivable	
Accounts Receivable (A/R)	15.00
Total Accounts Receivable	**$15.00**
Other Current Assets	
Inventory Asset	0.00
Undeposited Funds	100.00
Total Other Current Assets	**$100.00**
Total Current Assets	**$127,766.65**
Fixed Assets	
Long-term office equipment	2,305.56
Accumulated Depreciation	-1,606.00
Apps/software/web services (>$200)	1,631.99
Total Long-term office equipment	**2,331.55**
Start Up Expenses	14,683.50
Accumulated Amortization	-1,785.00
Total Start Up Expenses	**12,898.50**
Tools, machinery, and equipment	0.00
Total Fixed Assets	**$15,230.05**
Other Assets	
Loan Fees	5,925.00
Total Other Assets	**$5,925.00**
TOTAL ASSETS	**$148,921.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
MASTERCARD ACCOUNT (0190) - 2	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
5/3 Business Credit Line	20,500.00
Wefunder Advance	79,000.93
Total Other Current Liabilities	**$99,500.93**
Total Current Liabilities	**$99,500.93**
Total Liabilities	**$99,500.93**

Midnight Harvest LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Opening Balance Adjustment	0.00
Partner Contributions	
Go Dutch LLC	0.00
Matt Hall	0.00
Randy/Patty	0.00
Total Partner Contributions	**0.00**
Partner Equity	
Partner Equity - Ben Harrison	-129.00
Partner Equity - Go Dutch LLC	74,354.00
Partner Equity - Matt Hall	-23,552.51
Partner Equity - Randy/Patty	74,354.00
Total Partner Equity	**125,026.49**
Personal expenses	435.07
Retained Earnings	15.00
Net Income	-76,055.79
Total Equity	**$49,420.77**
TOTAL LIABILITIES AND EQUITY	**$148,921.70**

Midnight Harvest LLC

Profit and Loss
January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Contract labor	52,500.00
Depreciation Expense	467.00
General business expenses	787.80
Memberships & subscriptions	1,641.91
Other expenses	428.38
Penn State Cultures	200.00
Photo & video equipment	307.32
Transaction/processing fees	18.41
Total General business expenses	**3,383.82**
Insurance	
Business insurance	760.00
Total Insurance	**760.00**
Interest Paid	
Business loan interest	2,327.93
Credit card interest	42.88
Total Interest Paid	**2,370.81**
Legal & accounting services	6,087.00
Meals	327.48
Meals with clients	134.53
Total Meals	**462.01**
Office expenses	47.73
Merchant account fees	31.00
Office supplies	282.99
Shipping & postage	7.50
Small tools and equipment	1,874.58
Software & apps	385.98
Total Office expenses	**2,629.78**
Supplies	3,744.26
Travel	102.76
Total Expenses	**$72,507.44**
NET OPERATING INCOME	**$ -72,507.44**
Other Expenses	
Amortization Expense	1,568.00
Other Miscellaneous Expense	1,943.34

Midnight Harvest LLC

Profit and Loss
January - December 2023

	TOTAL
Vehicle expenses	
Parking & tolls	12.00
Vehicle gas & fuel	25.01
Total Vehicle expenses	**37.01**
Total Other Expenses	**$3,548.35**
NET OTHER INCOME	**$ -3,548.35**
NET INCOME	**$ -76,055.79**

Midnight Harvest LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-76,055.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Long-term office equipment:Accumulated Depreciation Start Up	467.00
Expenses:Accumulated Amortization	1,568.00
MASTERCARD ACCOUNT (0190) - 2	-810.86
Wefunder Advance **(NOTE: Wefunder financing)**	79,000.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**80,225.07**
Net cash provided by operating activities	**$4,169.28**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	0.00
Loan Fees	-5,925.00
Net cash provided by investing activities	**$ -5,925.00**
FINANCING ACTIVITIES	
Partner Contributions:Go Dutch LLC	-75,000.00
Partner Contributions:Matt Hall	-100.00
Partner Contributions:Randy/Patty	-75,000.00
Partner Equity:Partner Equity - Ben Harrison	-129.00
Partner Equity:Partner Equity - Go Dutch LLC	74,354.00
Partner Equity:Partner Equity - Matt Hall	-8,517.51
Partner Equity:Partner Equity - Randy/Patty	74,354.00
Personal expenses	435.07
Retained Earnings	10,038.51
Net cash provided by financing activities	**$435.07**
NET CASH INCREASE FOR PERIOD	**$ -1,320.65**
Cash at beginning of period	129,072.30
CASH AT END OF PERIOD	**$127,751.65**

2023 GAAP accountant adjusted journal entries

			$221,313.57	$221,313.57	
				$0.00	
				PAJE	
Ref.	**Account Name**	**WP. Ref.**	**Debit**	**Credit**	**Remarks**
1	Personal expenses	NA	$435.07		To reclass credit balance Personal Expense
1	Retained Earnings	NA		$435.07	To reclass credit balance Personal Expense
2	Start Up Expenses	NA		$14,683.50	To reclassify startup expenses to expense for GAAP purposes
2	tart Up Expenses:Accumulated Amortizatic	NA	$1,522.00		To reclassify startup expenses to expense for GAAP purposes
2	Retained Earnings	NA	$14,683.50		To reclassify startup expenses to expense for GAAP purposes
2	Retained Earnings	NA		$217.00	To reclassify startup expenses to expense for GAAP purposes
	Amortization Expense	NA		$1,305.00	
3	Preferred Stock/Non-issued	NA	$73,075.93		To reclass SAFE from common stock to SAFE Equity
3	XXXSAFE EquityXXX	NA		$73,075.93	To reclass SAFE from common stock to SAFE Equity
	SAFE Equity was updated to SAFE Liability.				
4	XXXXFINANCINGXXXX	NA	$5,925.07		To take up financing cost related to SAFE
4	XXXSAFE EquityXXX			$5,925.07	To take up financing cost related to SAFE
5	Amortization Expense	NA	$631.00		To take up amortization expense for the current period
5	Start Up Expenses:Accumulated Amortiza	NA		$631.00	To take up amortization expense for the current period
6	Bad Debt	NA	$15.00		To write off long outstanding A/R
6	Accounts Receivable (A/R)	NA		$15.00	To write off long outstanding A/R
7	XXX Captial DistributionXXX	NA	$125,026.00		To reclass captial distribution account to contribution account
7	XXXCapital ContributionXXX	NA		$125,026.00	To reclass captial distribution account to contribution account



Alye Duncan

to Peyton, me

Mon, Apr 22, 11:17 AM (1 day ago)

The SEC DOES require SPV financials, but Wefunder has not been providing them, so we have been giving the email from a year ago to issuers to attach. You may want to speak with ███████ or Wefunder about this.



Sophie Wang <sophie@wefunder.com>

Tue, Apr 18, 2023, 12:28 PM

to me, Chris, Jake, Eric, Compliance ▼

Hey Peyton,

Thank you for this!

I have discussed with our compliance team. Given that the law is ambiguous on this issue, we take the stance that financials are not needed for the SPV. We have a hard time believing the SEC intended issuers who use an SPV for their raises to waste time and money on financials that would be all 0s.

We appreciate your understanding and look forward to continuing our partnership.

Thanks,
Sophie